Exhibit (a)(1)(L)
Form of Email Update and Reminder to Employees Regarding Offer to Exchange
We just completed our Annual Stockholders meeting and I am pleased to announce that our Option Exchange Program was approved by our stockholders. Please review the attached message for further information about the Option Exchange Program.
Please remember that the Option Exchange Program closes tomorrow evening, May 29, 2009, at 11:59 p.m., Eastern Time.

Dear iRobot Employee:
The purpose of this communication is to inform you that the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Option Exchange Program”) was approved by our stockholders at the Annual Meeting of Stockholders held earlier today.
As previously communicated and described in the Option Exchange Program materials, the exchange offer is schedule to close tomorrow, May 29, 2009 at 11:59 p.m., Eastern Time. If you wish to participate in the Option Exchange Program and have not done so already, or you wish to make changes to your current election, you must log into the following website and follow the directions listed: https://iRobot.equitybenefits.com (the “offer website”). Detailed information regarding the Option Exchange Program, including Frequently Asked Questions, can be found by clicking the Election Info tab on the offer website. (For individuals entering the offer website for the first time, you must enter a user name (this is your name as displayed in your iRobot email address, excluding the @irobot.com extension) and a password (this is the last 4 digits of your social security number). You will be required to change your password as soon as you log on and before you can access secure data.)
If you have technical difficulties with the offer website, such as the offer website being unavailable or the offer website not accepting your election, or if you do not otherwise have access to the offer website for any reason (including lack of internet services), you can obtain a paper election form from Donna Rossi by calling (781) 430-3000 or by sending an email to optionexchange@irobot.com. You must submit a completed and signed paper election form to Donna Rossi via mail, courier or hand delivery at iRobot Corporation, 8 Crosby Drive, M/S 10-2, Bedford, MA 01730, via facsimile at (781) 430-3001 or via email at optionexchange@irobot.com. Any election or new election that you make must be received by iRobot before 11:59 p.m., Eastern Time, on May 29, 2009.
Your participation in the Option Exchange Program is voluntary. You are not obligated to participate in the Option Exchange Program, and if you do not respond by the deadline referred to above, any stock options you hold will remain outstanding and subject to their present terms. Questions about the Option Exchange Program or requests for assistance or for additional copies of any Option Exchange Program materials should be made by email to optionexchange@irobot.com.